Free Writing Prospectus (To the Prospectus dated August 27, 2008 and the Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 13, 2009

$[—] Buffered Super Track Digital Plus Notes due January 29, 2010 Linked to the Performance of Gold Medium-Term Notes, Series A, No. C-78

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa1‡)

Initial Valuation Date:	January 27, 2009

Issue Date:	January 30, 2009

Final Valuation Date:	January 26, 2010*

Maturity Date:	January 29, 2010* (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Gold, as described under “Settlement Price” in this free writing prospectus

Digital Level:	15.50%

Buffer Percentage:	10%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Reference Asset Return is greater than zero, you will receive a cash payment that provides you with a return per $1,000 principal amount of the Note equal to the digital level. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Digital Level]

If the Reference Asset Return is equal to or less than 0% and equal to or greater than -10%, you will receive the principal amount of your Notes at maturity.

If the Reference Asset Return is less than -10%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Reference Asset Return + 10%)]

You may lose up to 90% of your investment at maturity if the final price declines from the initial price by more than 10%.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[•], the settlement price of the reference asset on the initial valuation date.**

Final Price:	The settlement price of the reference asset on the final valuation date.**

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q A81 and US06738QA815

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” in the prospectus supplement.
**	See “Settlement Price” in this free writing prospectus for a description of how settlement price of gold is determined.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, and the prospectus supplement dated August 27, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Final Price	Reference Asset Return	Payment at Maturity	Total Return on Notes
1694.50	100.00%	$1,155.00	15.50%
1609.78	90.00%	$1,155.00	15.50%
1525.05	80.00%	$1,155.00	15.50%
1440.33	70.00%	$1,155.00	15.50%
1355.60	60.00%	$1,155.00	15.50%
1270.88	50.00%	$1,155.00	15.50%
1186.15	40.00%	$1,155.00	15.50%
1101.43	30.00%	$1,155.00	15.50%
1016.70	20.00%	$1,155.00	15.50%
931.98	10.00%	$1,155.00	15.50%
889.61	5.00%	$1,155.00	15.50%
847.25	0.00%	$1,000.00	0%
804.89	-5.00%	$1,000.00	0%
762.53	-10.00%	$1,000.00	0%
677.80	-20.00%	$900.00	-10.00%
593.08	-30.00%	$800.00	-20.00%
508.35	-40.00%	$700.00	-30.00%
423.63	-50.00%	$600.00	-40.00%
338.90	-60.00%	$500.00	-50.00%
254.18	-70.00%	$400.00	-60.00%
169.45	-80.00%	$300.00	-70.00%
84.73	-90.00%	$200.00	-80.00%
0.00	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from an initial price of US$847.25/troy ounce to a final price of US$931.98/troy ounce.

Because the final price of 931.98 is greater than the initial price of 847.25 and the reference asset return of 10% is greater than 0%, the investor receives a payment at maturity of $1,155.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x 15.50%] = $1,155.00

The total return on the investment of the Notes is 15.50%.

Example 2: The price of the reference asset decreases from an initial price of US$847.25/troy ounce to a final price of US$804.89/troy ounce.

Because the final price of 804.89 is less than the initial price of 847.25, the reference asset return of -5% is greater than -10% and the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

Example 3: The price of the reference asset decreases from the initial price of US$847.25/troy ounce to a final price of US$593.08/troy ounce.

Because the final price of 593.08 is less than the initial price of 847.25 by more than the buffer percentage of 10%, the reference asset return is negative and the investor will receive a payment at maturity of $800.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [($1,000 x (-30% + 10%)]= $800.00

The total return on the investment of the Notes is -20%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a return equal to the digital level at maturity in the event that the reference asset return is greater than 0%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a negative reference asset return up to -10%.

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•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes is not expected to exceed one year unless a market disruption event occurs, such gain or loss will likely be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

Other alternative treatments would also be possible. For example, it is possible that the Internal Revenue Service could assert that the Notes should be treated as a short-term contingent debt instrument. There is no statutory, judicial or administrative authority that governs how short-term contingent debt should be treated for U.S. federal income tax purposes, and you should accordingly consult you tax advisor about this and other potential alternative treatments of the Notes. Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, it is also possible that the Internal Revenue Service could assert that your Notes should be treated as long-term debt. Were the Internal Revenue Service to successfully assert that your Notes should be characterized as long-term debt, they would be treated as a contingent payment debt instrument. The rules governing the taxation of contingent payment debt instruments are discussed in the accompanying prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments”. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Digital Notes”; and

•

“Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the 10% buffer percentage as compared to the initial price of the reference asset. You will lose up to 90% of your initial investment if the reference asset declines by more than 10%.

•

Your Maximum Return on the Notes Is Limited to the Digital Level—If the reference asset return is positive, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the reference asset, which may be significant. We refer to this percentage as the digital level, which is 15.50%.

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•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Capital, an affiliate of Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital – an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on any interest payment date or on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include mergers or tender offers in the case of Gold or errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd.. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price and the final price of Gold will be determined as described below:

where the reference asset is gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page "GOFO" that displays prices effective on the initial valuation date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members and the applicable Settlement Price will be based on the 3 p.m fix. The settlement price of Gold on the initial valuation date and the final valuation date may be seen on GOLDLNPM on Bloomberg.

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The settlement price of Gold on January 9, 2009 was US$847.25/troy ounce.

Historical Information

The following graph sets forth the historical performance of gold based on the daily settlement price, from January 2, 2001 through January 9, 2009.

We obtained the reference asset closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the reference asset closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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